Tootsie Roll Industries, Inc.

7401 South Cicero Avenue, Chicago, Illinois 60629

August 5, 2008

VIA EDGAR

H. Roger Schwall, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-0405

Re:	Comment Letter Dated
July 22, 2008 Regarding
Tootsie Roll Industries, Inc.
Form 10-K, Filed February 29, 2008
Schedule 14A, Filed March 25, 2008
Form 10-Q, Filed May 8, 2008
File No. 001-01361
Supplemental response filed June 30, 2008

Dear Mr. Schwall:

In connection with your review of the captioned filings of Tootsie Roll Industries, Inc. (the “Company”), we respectfully submit the following responses to the follow-on comments in your letter of July 22, 2008 in response to our letter dated June 30, 2008 . We have used the same number system and captions as reflected in your letter, and have included our response following each comment and question.

Should you have any further comments or questions or need additional information, please correspond with the undersigned at our Chicago corporate address. Please also feel free to contact me at our Chicago headquarter office (773-838-3418).

General

Comment 1.    Please confirm in writing that you will comply with the fo11owing comments in all future filings. Provide us with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Response: The Company will comply with the comments in all future filings in the manner set forth in the responses below.

Form 10K for FYE 12/31/07

Business, page 2

Comment 2.     We note your response to our prior comment 2. Please further expand your disclosure to state, if material, the commodities that are hedged, the price that you have hedged them at, and the length of the hedge.

Response: The Company will disclose, if and to the extent that such information is material, the commodities that it hedges, the price that it hedges them at, and the length of the hedge in accordance with the applicable requirements of Regulation S-K. The Company does not believe, however, that with respect to this comment that detailed information of the particular commodities that it hedges, the prices that it hedges them at, and the length of each such hedge has been or is reasonably likely to be material information to investors given the level of the Company’s hedging activities and the disclosure regarding the Company’s hedging (which is typical of companies in the food industry) that the Company does provide, including that described in the Company’s response letter dated June 30, 2008 (for example, the table entitled “Open Contractual Commitments as of December 31, 2007” in the MD&A section of the Company’s most recent Form 10-K). Moreover, the Company’s competitors do not disclose such information and for the Company to do so could cause the Company competitive harm.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, page 5

Comment 3.     We note your responses to our prior comment 3. Please clarify for us the language in your response that you intend to use to add to the Form 10-K. As one example, it is unclear to us whether you intend to insert into the Form 10-K the carryover paragraph on pages 3 and 4 of your response.

Response: In response to this comment, the Company confirms that it will add disclosure, to the extent then applicable and material, in future filings substantially (the following example being based on current circumstances) as follows:

“The Company’s ability to forecast the direction and scope of changes to its major input costs is currently impacted by significant volatility in crude oil, corn, soybean and sugar markets. The prices of these commodities are influenced by increasing global demand; changes in farm policy, including mandates for bio- fuels; and fluctuations in the US dollar relative to dollar-denominated commodities in world markets. The Company believes that its competitors face the same or similar challenges.

In order to address the impact of rising input and other costs, the Company periodically reviews each item in its product portfolio to ascertain if price increases, weight declines (indirect price increase) or other actions may be taken. This review includes an evaluation of the risk factors relating to market place acceptance of such changes and their potential effect on future sales volumes. In addition, the estimated cost of packaging modification associated with weight changes is evaluated.

The Company also maintains ongoing cost reduction programs whereby cost savings initiatives are encouraged and progress monitored. The Company is not able to accurately predict the outcome of these cost savings initiatives and their effects on its future results.”

Schedule 14A

Election of Directors, page 3

General

Comment 4. We note your responses to our prior comment 5 and reissue it in part. Please explain in the proxy statement why you have no succession plan.

Response: In response to this comment, the Company confirms that it will add disclosure, to the extent then accurate, to future proxy statements substantially as follows:

“The Board of Directors has considered the issue of succession over the years but has not adopted a formal plan. Mr. and Mrs. Gordon are vigorously engaged in the day to day operation of the Company’s business and strategic planning. In addition, Mr. and Mrs. Gordon have advised the Board that they have no present intention of retiring from their current positions as officers and directors.”

Executive Compensation

Compensation Discussion and Analysis

Base Salary, page 11

Comment 5. We note your responses to our prior comment 6. Please state in the proxy statement that you have no predetermined goals and that length of service is a “significant” factor in your determination of base salary.

Response: In response to this comment, the Company confirms that it will add disclosure, to the extent still accurate, to future proxy statements that its Board of Directors does not establish base salary based on predetermined individual or corporate performance factors and that length of service is a “significant” factor, among others, in its determination of base salary.

Potential Payments on Termination or Change of Control, page 18

Comment 6. We note your responses to our prior comment 10. Please state in the proxy statement that you have determined the amounts in 1997 by looking at similar situated companies with the assistance of a consultant.

Response: In response to this comment, the Company confirms that it will add disclosure to future proxy statements (assuming the 1997 change of control agreements are still in force) substantially to the effect that in 1997 the Board of Directors determined amounts payable under its change in control program based in part on its review at such time of available information of such programs maintained by similarly situated companies with the assistance of a compensation consultant.

*     *     *     *

In response to the Commission’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Thank you for your comments. We trust that these responses are sufficient for your purposes. However, if you have any further questions or comments, please feel free to contact me.

Yours truly,

/s/G. Howard Ember Jr.

G. Howard Ember Jr.

Vice-President and CFO

Cc:

Melvin J. Gordon, Chairman and CEO

Ellen R. Gordon, President and COO

Tootsie Roll Industries, Inc. Audit and Compensation Committees

Donna Levy, SEC

Mike Karney, SEC

David Cifrino, McDermott, Will & Emery LLP

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